  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

September 14, 2007

Via EDGAR

Ms. Linda van Doorn, Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Realty Investors - III Limited Partnership (the "Registrant")
Form 10-KSB for the year ended December 31, 2006
File No. 0-11962
Filed April 3, 2007

Dear Ms. Van Doorn:

I am writing in response to your letter of August 31, 2006 concerning comments of the Commission with respect to the Form 10-KSB for fiscal year ended December 31, 2006 filed by the above-listed Registrant. The three comments are set forth in boldface type below for your convenience.

Report of Independent Registered Public Accounting Firm, page III-6

1.

Please revise the filing to include reports of other auditors that are referenced in the principal auditor's report or advise us. The reports of accountants other than the principal accountant must be filed when reliance is placed on their work and reference is made to the reports in the principal auditor's report. Refer to Rule 2-05 of Regulation S-X.

The Registrant will revise its 2006 Form 10-KSB Report to include as exhibits the following auditor's report for 2005 that was referred to in the principal auditor's report;

Villa Mirage I
Dauby O'Connor & Zaleski LLC

Ms. Linda van Doorn

September 14, 2007

Note 2 - Investments in and Advances to Partnerships, page III-16

2.

In connection with your 2006 gain from extinguishment of debt, please tell us the names of the purchase money noteholders. In addition, considering that extinguishment transaction between related enterprises may be in essence capital transactions, please confirm to us that the purchase money noteholders are not related parties. Refer to footnote 1 of APB 26.

Please see Exhibit A attached hereto, which summarizes key information about each of the purchase money promissory notes, including the name of each noteholder (in some cases, the original payee and the subsequent assignee(s) of each note). The Registrant confirms that none of the original noteholders or their subsequent assignees is a related party to the Registrant.

3.

Further to our previous comment, please tell us how you concluded that the transfer of equity interest in full settlement of the notes does not constitute a troubled debt restructuring pursuant to SFAS 15 and EITF 02-4. In addition, tell us how you measured the amount of gain recognized. Please cite relevant terms of the related agreements that are not apparent from your disclosure.

The Registrant does not believe that the transfers of equity interests in full settlement of the notes constitute troubled debt restructurings pursuant to SFAS 15 and EITF 02-4. Following the guidance of EITF 02-4, we do not believe that the Registrant is or was at the date of the transfers in financial distress. We base this conclusion on the following factors: (a) although technically in default on the respective notes, the Registrant is in sound financial position; (b) cash on hand at the time of each transfer was more than sufficient to meet the operating cash needs for the Registrant for the foreseeable future; and (c) there are no indications that the Registrant could not have obtained funds from sources other than existing creditors at effective interest rates equal to current market rates (although the Registrant had no intention to do so due to the lack of need). Also, paragraph 62 of Statement 15 indicates that "troubled debt restructuring" refers in particular to modifications of terms intended to continue an existing debt by making those terms more favorable to the debtor to protect the creditors' investment. There were no modifications to the terms of the debts in connection with the reported transfers. All of the notes were non-recourse notes secured by either the Registrant's interest in the respective lower tier partnership or, where there was an intermediate limited partnership in which the Registrant was the limited partner, by the intermediate limited partnership's interest in the lower tier partnership. Accordingly, the transfer of the collateral constituted not a restructuring but an originally-contemplated form of payment of the note.

Ms. Linda van Doorn

September 14, 2007

          The transfers of Registrant's interests in the partnerships known as Heritage Estates I and II, as detailed on page III-16 of the 2006 Form 10-KSB report, resulted in a 2006 gain for financial statement purposes of $13,610,976, measured as follows:

	Heritage I	Heritage II

Purchase Money Note principal	$2,600,000	$1,800,000
Plus accrued interest on notes to date of transfer	6,283,849	3,970,168
Less net book value of equity method investment at date of transfer	0	(991,387)
Less unamortized acquisition costs	(21,398)	(14,969)
Less unamortized purchase costs	(9,099)	(6,188)

	$8,853,352	$4,757,624

These transfers and gains associated with the non-recourse notes occur in the ordinary course of Registrant's business and are disclosed as they are anticipated.

In responding to the Commission's comments, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of  the United States.

Ms. Linda van Doorn

September 14, 2007

If you have any further question or comment, please feel free to communicate with me or, in my absence, with Melissa Lackey of this office, who is General Counsel for the Registrant's Managing General Partner.

Yours truly,

/s/ H. William Willoughby H. William Willoughby
Principal Financial Officer

EXHIBIT A -- CRI-III PURCHASE MONEY NOTE TRANSACTIONS REPORTED IN 2006 10-KSB

	ORIGINAL PRINCIPAL AMOUNT	DATE	MAKER	PAYEE	ASSIGNEE

HERITAGE ESTATES I
Non-Negotiable Purchase Money Promissory Note	$1,560,000.00	2/1/1984	CRI-III	Heritage Estates Associates, a Missouri limited partnership	Fred O. & Viola Whaley
Non-Negotiable Purchase Money Promissory Note	$936,000.00	2/1/1984	CRI-III	Heritage Estates Associates, a Missouri limited partnership	R. W. Hawkins
Non-Negotiable Purchase Money Promissory Note	$26,000.00	2/1/1984	CRI-III	Heritage Estates Associates, a Missouri limited partnership	Fred O. & Viola Whaley
Non-Negotiable Purchase Money Promissory Note	$26,000.00	2/1/1984	CRI-III	Heritage Estates Associates, a Missouri limited partnership	Byron Moser, Jr., to Bryon Moser, Jr. Irrevocable Trust, to Mary Lee Moser & Byron W. Moser, III
Non-Negotiable Purchase Money Promissory Note	$26,000.00	2/1/1984	CRI-III	Heritage Estates Associates, a Missouri limited partnership	James L. Hawkins
Non-Negotiable Purchase Money Promissory Note	$26,000.00	2/1/1984	CRI-III	Heritage Estates Associates, a Missouri limited partnership	Mark Gale

All notes were secured by both CRI-III and CRHC's interests.

HERITAGE ESTATES II
Non-Negotiable Purchase Money Promissory Note	$900,000.00	2/1/1984	CRICO-III Limited Partnership of Heritage Estates II, a Maryland limited partnership	R. W. Hawkins	None
Non-Negotiable Purchase Money Promissory Note	$900,000.00	2/1/1984	CRICO-III Limited Partnership of Heritage Estates II, a Maryland limited partnership	Fred O. & Viola Whaley	None

All notes were secured by both the Maker and CRHC's interests. The Maker was a 98% general partner in Heritage Estates Associates II, a Missouri limited partnership. CRI-III was its 99% limited partner.